SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 1st, 2003

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

7, rue de Téhéran, 75008 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:

An announcement dated April 1, 2003, announcing the conference call to be held on April 10, 2003 discussing the 2003 First Quarter Sales.

April 1, 2003

Groupe DANONE’s 2003 First Quarter Sales

Groupe DANONE’s First Quarter Sales for 2003

will be published at 5:35 pm (Paris time)

on Thursday, April 10, 2003.

A conference call in English led by

Emmanuel FABER, Chief Financial Officer,

will be held at 6:30 pm (Paris time).

A broadcast of the conference call will be available

live on the corporate web site (www.finance.danone.com).

If you are unable to listen to the conference call live, a replay will be available 2 hours after the end of the conference call.

Raw Financial will release the conference on its own system.

Best Regards,

Nadine COULM—Investor Relations Officer

For further information:

Communication Department: 0033 (0)1 44 35 20 75 – Investor Relations Department: 0033 (0)1 44 35 20 76

Groupe DANONE: 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 0033 (0)1 45 63 88 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: April 1, 2003	By:	/s/ EMMANUEL FABER
Name: Emmanuel Faber Title: Senior Executive Vice-President Chief Financial Officer

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